Filed pursuant to Rule 497(a)
File No. 333-281763
Rule 482ad

EAGLE POINT INCOME COMPANY



Eagle Point Income Company

QUARTERLY UPDATE – Q3 2026

NOVEMBER 13, 2026

Risk Disclosures and Important Information

EAGLE POINT INCOME COMPANY

This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Income Company ("EIC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the SEC. Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value ("NAV"), which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither Eagle Point Income Management LLC (the "Adviser") nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third-party sources and reports (including reports of third-party custodians, collateralized loan obligation ("CLO") collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report, and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

A Note on Underlying CLO Exposure. The information presented herein is on a look-through basis to the CLOs held by the Company as of September 30, 2026 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2026 and from custody statements and/or other information received from CLO collateral managers and other third-party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2026 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2026 and this data may not be representative of current or future holdings. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown. As such, the Company's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices.

A Note on Scenario Analysis, Modeled and Illustrative IRRs. This presentation includes summaries of Eagle Point's analysis of certain hypothetical scenarios, based on Eagle Point's internal modeling and assumptions. Illustrative examples and modeled IRRs are based on Eagle Point's internal analysis, which is not intended to constitute a guarantee or prediction of any particular investment, nor should it be considered to be true of most or all of the investments held by an account now or in the future. The illustrative IRRs shown are hypothetical in certain cases, and are based on assumptions that may not be reflective of actual market conditions in the past, present or future, and the hypothetical results shown herein are not intended to be compared to returns that investments made by other advisers may achieve. Therefore, such results may under or overcompensate for the impact, if any, of market and issuer specific factors, such as the underlying credit environment. No representation is being made that any investment will achieve these results and actual results may be significantly higher or lower than those shown, including the potential for loss of principal. Upon request, Eagle Point will prepare illustrative potential gross returns based on assumptions other than those contained herein. Potential IRRs are calculated net of all fees and expenses incurred by investments, and reflect Eagle Point's potential gross returns. Gross returns will be reduced by management fees and expenses**. Additional assumptions and more detailed analysis with respect to each scenario are available upon request.**

Risk Disclosures and Important Information

EAGLE POINT INCOME COMPANY

ABOUT EAGLE POINT INCOME COMPANY

The Company is a diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. The Company seeks to achieve its investment objectives by investing primarily in junior debt tranches of CLOs. In addition, the Company may invest up to 35% of its total assets in CLO equity securities. The Company may also invest in other securities or instruments that are consistent with its investment objectives, including portfolio debt securities, infrastructure credit, regulatory capital relief transactions, asset-backed securities and other credit instruments. The Company is externally managed and advised by Eagle Point Income Management LLC. In addition to the Company's regulatory requirement to file certain portfolio information with the SEC, the Company makes certain additional financial information available to investors via its website (www.EaglePointIncome.com), press releases and other public disclosures.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

Table of Contents

Eagle Point Income Company (NYSE: EIC)


EAGLE POINT
INCOME COMPANY

Eagle Point Income Company and Our Adviser

Company Overview

Eagle Point Income Company

EAGLE POINT INCOME COMPANY

EIC seeks to generate high current income, with a secondary objective of capital appreciation

- Primarily invests in junior debt tranches of collateralized loan obligations ("CLOs"), with a focus on **BB-rated securities**
  - May also invest in CLO equity tranches and complementary private credit investments, providing additional opportunities for income generation and portfolio diversification
- Leverages Eagle Point's extensive experience in credit analysis, investment sourcing and active portfolio management to identify attractive risk-adjusted investment opportunities

TOTAL CAPITALIZATION[1]

$215mm

common and perpetual preferred equity

CURRENT MONTHLY DISTRIBUTION[2]

$0.11

per common share

DISTRIBUTION RATE[2]

14.3%

Annualized per common share, based on $9.24 share price

CUMULATIVE DISTRIBUTIONS[3]

$12.39

distributions per common share since our IPO

THE COMPANY

- EIC has been listed on the **NYSE** since July 23, 2019
- Adviser: **Eagle Point Income Management LLC**
- The Adviser is affiliated with **Eagle Point Credit Management LLC**, the external adviser of Eagle Point Credit Company (NYSE: ECC)

BROAD CREDIT EXPOSURE[4]

- **1,377** underlying loan obligors in our CLO portfolio
- **4.8%** aggregate exposure to the 10 largest underlying loan obligors through our CLO investments
- **3.3 years** weighted average remaining reinvestment period of our CLO equity investments
- **26%** allocated across private credit asset classes[5]

Please note that the Company's common share distributions may include a return of capital, as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.** Please see endnotes in the appendix.

Our Adviser

Eagle Point Income Management

EAGLE POINT INCOME COMPANY

Eagle Point is an innovative investment manager focused on CLOs and private credit strategies in inefficient markets

TOTAL AUM[1]

$14bn

COMPETITIVE ADVANTAGES

Proactive Investment Sourcing

- Originate investment opportunities through strong industry relationships
- Disintermediation of banks
- Wholesale economics – paying less for the same security than others in the market and/or receiving incremental economics

Expert Investment Structuring

- Lead the structuring process with a team of experts in the space
- Optimize structures and documentation flexibility with emphasis on continuous innovation

In-Depth Investment Due Diligence

- Conduct rigorous due diligence on management teams, including evaluation of investment and operational processes, track record and risk management practices
- Perform thorough credit analysis of the underlying collateral and assess key investment risks

Active Risk Monitoring

- Proprietary analytical and monitoring systems provide investment and risk teams with counterparty-, issuer- and investment-level data
- Exercise protective rights to maximize value

EXPERIENCED TEAM[2]

120+

total professionals

EMPLOYEE OWNERSHIP[2]

32

professionals with an ownership stake in an affiliate of the Adviser

ALIGNMENT OF INTEREST[3]

$320mm+

insider capital invested alongside clients

Please see endnotes in the appendix.

Our Adviser

Eagle Point Income Management

EAGLE POINT INCOME COMPANY

Eagle Point's integrated investment platform brings together specialized expertise in sourcing, structuring and managing differentiated credit

CLO DEBT

Leading junior CLO debt investor with a track record since 2013, providing exposure to below-investment grade credit with attractive yields and historically low default rates[1]

CLO EQUITY

Leading majority CLO equity investor with a track record since 2012, utilizing a proactive origination process that benefits from negotiated wholesale economics and ownership stakes in CLO collateral managers

PORTFOLIO DEBT SECURITIES (PDS)[2]

Leading non-bank lender with a track record since 2020, originating debt instruments issued by credit funds to finance a portion of their portfolios

INFRASTRUCTURE CREDIT

Directly originated bespoke credit solutions for asset-rich, "infrastructure-centric" businesses primarily in the less crowded energy transition-focused middle market

REGULATORY CAPITAL RELIEF (RCR)

Investments through which investors partner with banks to transfer credit risk on diversified pools of bank-originated lending assets

ABS / SPECIALTY FINANCE

Bespoke structured investments originated in granular underlying collateral pools, including consumer receivables, small business lending, ticket receivables and agricultural lending

STRATEGIC CREDIT[3]

Originated investments across the capital structure in corporate credit and equipment leasing opportunities with asymmetric risk-return profiles

Reflects Eagle Point's current views based on historical information and Eagle Point's knowledge, discussion with market participants and current market conditions. Eagle Point's opinions are subject to change without notice. Please see endnotes in the appendix.

Portfolio Allocation

CLO Debt-Focused Investment Strategy

Eagle Point's multi-strategy platform enables EIC to pursue attractive risk-adjusted investments, with a **primary focus on CLO junior debt** and selective allocations to CLO equity and complementary private credit

CURRENT PORTFOLIO ALLOCATION[1]



CLO Debt 48.6%
16.1% CLO Equity
9.8% Infrastructure Credit
7.8% Portfolio Debt Securities
7.0% ABS / Specialty Finance
1.1% Regulatory Capital Relief
0.6% Strategic Credit
Cash 9.0%

100+
issuers across
CLO DEBT, CLO EQUITY AND PRIVATE CREDIT ASSETS

26%
of total portfolio invested in
PRIVATE CREDIT ASSETS[2]

Please see endnotes in the appendix.

CLO Portfolio Details

Diverse Exposure Across Obligors and Industries

EIC's CLO portfolio consists of more than **90 CLO investments** with exposure to **1,377 unique underlying corporate borrowers** across nearly all major industries

CLO PORTFOLIO CHARACTERISTICS[1]

Metric	Q3 2025	Q4 2025	Q1 2026	Q2 2026	Q3 2026
Number of Unique Underlying Loan Obligors	1,432	1,401	1,374	1,365	**1,377**
Largest Exposure to an Individual Obligor	0.7%	0.7%	0.7%	0.7%	**0.7%**
Average Individual Loan Obligor Exposure	0.1%	0.1%	0.1%	0.1%	**0.1%**
Top 10 Loan Obligors Exposure	4.9%	4.8%	4.7%	4.7%	**4.8%**
USD Exposure	100.0%	100.0%	100.0%	100.0%	**100.0%**
Aggregate Indirect Exposure to Senior Secured Loans[2]	96.2%	96.2%	96.5%	96.3%	**96.1%**
Weighted Average Junior Overcollateralization Cushion	4.7%	4.7%	4.6%	4.8%	**4.9%**
Weighted Average Stated Loan Spread	3.20%	3.11%	3.06%	3.05%	**3.03%**
Weighted Average Loan Rating[3]	B+/B	B+/B	B+/B	B+/B	**B+/B**
Weighted Average Loan Maturity	4.6 yrs	4.6 yrs	4.6 yrs	4.6 yrs	**4.6 yrs**
Weighted Average Remaining CLO Reinvestment Period (Equity Only)	3.5 yrs	3.4 yrs	3.7 yrs	3.4 yrs	**3.3 yrs**

TOP 10 UNDERLYING LOAN OBLIGORS[1]

Obligor	% Total
TransDigm	0.7%
Envestnet	0.5%
Hologic	0.5%
Electronic Arts	0.5%
Quikrete Holdings	0.4%
Howden	0.4%
American Airlines	0.4%
TIBCO Software	0.4%
Focus Financial Partners	0.4%
Caesars Entertainment	0.4%
Total	4.8%

TOP 10 INDUSTRIES OF UNDERLYING LOAN OBLIGORS[1,4]

Industry	% Total
Technology: Software & Services	11.2%
Diversified Financial Services	5.5%
Hotels, Restaurants & Leisure	5.3%
Commercial Services & Supplies	4.7%
Health Care Providers & Services	4.5%
Professional Services	4.5%
Media	4.5%
Insurance	4.1%
Chemicals	3.0%
Capital Markets	3.0%
Total	50.4%

Please see endnotes in the appendix.

Proactive Portfolio Management

Protecting Against Downside

Eagle Point's CLO BB investments have experienced more than **40% fewer downgrades and payment-in-kind (PIK) events** compared to the CLO BB market

EAGLE POINT INCIDENCE RELATIVE TO CLO BB MARKET[1]



Downgrades
35.0%
20.6%
PIKs
6.2%
3.5%
CLO BB market
Eagle Point's CLO BB investments

INSIGHT

Eagle Point's CLO BB strategy focuses on lower dollar price securities with significant risk mitigation

Chart labels show actual incidence rates. Measures performance during 2020, which represents the most recent time of significant downgrades and PIKs in the CLO market. **Past performance is not indicative of, or a guarantee of, future performance.** Please see endnotes in the appendix.

Securities Outstanding

Overview of EIC's Capital Structure

EAGLE POINT INCOME COMPANY

COMMON SHARES

NYSE TICKER	MARKET PRICE[1]	MONTHLY DISTRIBUTION[2]	DISTRIBUTION RATE[3]
EIC common shares	$9.24 per share	$0.11 per common share	14.3% current annualized

CREDIT FACILITY

EIC maintains a revolving credit facility, providing flexible, low-cost financing to manage cash and make opportunistic investments

FACILITY	COMMITMENT SIZE	AMOUNT OUTSTANDING	MATURITY DATE
REVOLVING CREDIT FACILITY	$50.0mm	$19.5mm	November 2028

PREFERRED SHARES[1]

SECURITY	PRINCIPAL	PRICE PER SHARE	COUPON	PAYMENT FREQUENCY	MATURITY DATE	CALLABLE DATE
SERIES AA CONVERTIBLE PERPETUAL PREFERRED	$2.1mm	$25.00	6.00%	Monthly	Perpetual	2 years from issuance

INSIGHT

Our Adviser is not aware of any other publicly traded entity that invests primarily in CLO debt with perpetual financing, providing EIC with a material competitive advantage

Please note that the Company's common share distributions may include a return of capital, as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield. Past performance is not indicative of, or a guarantee of, future performance.** Please see endnotes in the appendix.



EIC Investment Strategy

EIC Investment Strategy

CLO Debt Overview

Eagle Point typically seeks **CLO BBs priced at a discount**, earning current income while positioning the portfolio to potentially benefit from convexity when repaid at par through **calls, refinancings or resets**

KEY CHARACTERISTICS OF CLO DEBT

Attractive Yield

Yields well in excess of comparably rated corporates[1]

Low Credit Expense

CLO BBs have had an annual default rate of 0.04% over the last 30 years[2]

Floating Rate

Limited interest rate risk as coupons reset quarterly at SOFR plus a spread[3]

Overcollateralization

Principal value of the underlying loan collateral is structured to exceed the principal amount of CLO debt upon issuance

Coverage Tests

If a coverage test is breached, cash flow is diverted from CLO equity to pay down CLO debt until the test is cured

EAGLE POINT'S INVESTMENT APPROACH

1 Sourcing

Eagle Point believes its prominence in the CLO market enhances its ability to source investments and secure strong allocations

2 Collateral Manager Review

Emphasis on assessing the skill of CLO collateral managers, led by a senior team of CLO industry specialists

3 Stress Testing

Modeling default and recovery stresses, among other variables, to measure resilience

4 Monitoring

Tracking collateral quality and test cushions, with the ability to rotate positions through secondary trading

Please see endnotes in the appendix.

EIC Investment Strategy

CLO Debt Value Proposition

CLO BBs offer 542 bps additional yield than comparably rated high yield BBs, with a fraction of the default risk and interest rate duration

12.5% vs. 7.1%

YIELD TO WORST (YTW)

CLO BBs compared to US high yield BBs

0.04% vs. 1.06%

ANNUAL DEFAULT RATE

for CLO BBs over the last 30 years, compared to US high yield BBs

3 months vs. 3.0 years[1]

INTEREST RATE DURATION

Floating coupons reset quarterly at SOFR plus a spread, compared to typically fixed coupons for high yield BBs

CLO BB YTW VERSUS BB HIGH YIELD



14%
12%
10%
8%
6%
4%
2%
0%
Yield to Worst
12.5%
+542 bps
7.1%
US High Yield BB YTW
CLO BB YTW

Source: JP Morgan, Bloomberg as of September 30, 2026. Reflects Eagle Point's current views and opinions, which are subject to change without notice. **Past performance is not indicative of, or a guarantee of, future performance.** See risk disclosures and important information on pages 2 and 3. Please see endnotes in the appendix.

EIC Investment Strategy

CLO BB Relative Value Is Attractive

CLO BB VERSUS HIGH YIELD (HY)



Relative Spread
Historical Average
March 2020
646 bps
CLO Cheaper
September 2026
418 bps
Historical Average
339 bps
HY Cheaper
Basis Points
800
700
600
500
400
300
200
100
0
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

INSIGHT

CLO BBs continue to be attractive relative to high yield

Source: Bloomberg as of September 30, 2026. No representation is being made as to the applicability of historical statistics to future periods. The information shown herein is for background purposes only. **Past performance is not indicative of, or a guarantee of, future performance**. See risk disclosures and important information on pages 2 and 3.

EIC Investment Strategy

CLO BB Yield to Worst Above Historical Average

HISTORICAL CLO BB YTW SINCE 2012[1]



CLOIE BB
Historical Average
March 2020
September 2026
12.5%
Historical Average
9.9%
Yield to Worst
17%
15%
13%
11%
9%
7%
5%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

Source: JP Morgan, Bloomberg as of September 30, 2026. No representation is being made as to the applicability of historical statistics to future periods. The information shown herein is for background purposes only. **Past performance is not indicative of, or a guarantee of, future performance**. See risk disclosures and important information on pages 2 and 3. Please see endnotes in the appendix.

EIC Investment Strategy

CLO BBs Offer Potential for Lower Credit Expense versus Corporate Bonds

EAGLE POINT INCOME COMPANY

S&P CUMULATIVE DEFAULT HISTORY FOR CLO DEBT

RATING	US CLO CUMULATIVE DEFAULT RATES[1]			US CORPORATE CUMULATIVE DEFAULT RATES[2]		
	CUMULATIVE	CLO 1.0	CLO 2.0	5-YEAR	10-YEAR	15-YEAR
AAA	0.00%	0.00%	0.00%	0.41%	0.82%	1.10%
AA	0.02%	0.16%	0.00%	0.39%	0.95%	1.31%
A	0.11%	0.63%	0.00%	0.59%	1.53%	2.32%
BBB	0.19%	1.15%	0.00%	1.69%	3.72%	5.20%
BB	1.12%	3.89%	0.57%	6.84%	12.57%	15.90%
B	4.49%	10.71%	4.14%	16.87%	23.90%	27.27%

INSIGHT

CLO BBs have had an annual default rate of 0.04% over the last 30 years

Includes the time period of the longest bull market in history; future defaults may be higher or lower in different economic conditions. **Past performance is not indicative of, or a guarantee of, future performance.** See risk disclosures and important information on pages 2 and 3. Please see endnotes in the appendix.

EIC Investment Strategy

CLO BB Stress Analysis

REPRESENTATIVE CURRENT CLO CAPITAL STRUCTURE

TRANCHE RATING	COUPON (SOFR + BPS)	YIELD[1]		INDICATIVE PRICE	WEIGHTED AVERAGE LIFE (YEARS)[1]	BREAKEVEN CONSTANT ANNUAL DEFAULT RATE (CDR) AT 0% YIELD[1]	
		TO 2-YEAR CALL	TO MATURITY			70% LOAN RECOVERY	50% LOAN RECOVERY
AAA	119	5.8%	5.8%	100.0%	6.3	100%	59%
AA	145	6.0%	6.1%	100.0%	8.5	72%	31%
A	163	6.2%	6.3%	100.0%	9.2	41%	17%
BBB	230	6.9%	7.0%	100.0%	10.0	18%	10%
BB	475	9.3%	9.5%	100.0%	10.5	10%	6%

INSIGHT

CLO debt can withstand significant defaults prior to absorbing a principal loss

Data as of September 30, 2026. Reflects Eagle Point's current views based on historical information and Eagle Point's knowledge and discussion with market participants. Eagle Point's opinions are subject to change without notice. See risk disclosures and important information including *"A Note on Scenario Analysis, Modeled and Illustrative IRRs"* on pages 2 and 3. Please see endnotes in the appendix.


EAGLE POINT
INCOME COMPANY

EIC Financial Highlights

EIC Financial Highlights

Q3 2026 Quarterly Results[1]

EAGLE POINT INCOME COMPANY

NAV PER SHARE

$12.39

vs. $12.52 prior quarter

NET INVESTMENT INCOME (NII) PER SHARE

$0.73

vs. $0.37 prior quarter

REALIZED GAIN/(LOSS) PER SHARE

($0.06)

vs. ($0.66) prior quarter

GAAP WEIGHTED AVERAGE EFFECTIVE YIELD (GAAP WAEY)[2]

10.8%

based on amortized cost
vs. 10.6% prior quarter

THIRD QUARTER RESULTS

- NII less realized losses of **$0.67** per share
- Normalized NII plus realized gains of **$0.37** per share, excluding the $0.30 per share contribution from the early repayment of a private credit investment, well in excess of our common distributions
- GAAP net income of **$4.6mm**, or **$0.20** per share
- GAAP return on common equity of **1.6%** for the quarter

PORTFOLIO

	FAIR VALUE ($mm)[3]	WAEY[2]
CLO Debt	$179.4	11.8%
CLO Equity	$59.3	24.1%
Infrastructure Credit	$36.3	22.8%
Portfolio Debt Securities	$28.6	24.4%
ABS / Specialty Finance	$25.5	14.5%
Regulatory Capital Relief	$4.2	10.4%
Strategic Credit	$2.1	13.5%
Total portfolio	**$335.4**	**16.2%**

WAEY based on fair value

LIQUIDITY & CAPITAL[4]

- Issued 45k shares of Series AA Convertible Perpetual Preferred for total proceeds of nearly $1.1mm
- Leverage at 17.3% of total assets (debt + preferred equity)
- Asset coverage ratios of 577% for preferred equity and 1767% for debt, above the '40 Act minimums of 200% and 300%, respectively
- Subsequent to quarter-end, repaid $38mm of Series A Term Preferred (EICA) at maturity on October 30, 2026

NEW PURCHASES

	DEPLOYED ($mm)[5]	WAEY[2]
ABS / Specialty Finance	$19.2	14.0%
Portfolio Debt Securities	$7.6	17.4%
Infrastructure Credit	$2.4	24.4%
Regulatory Capital Relief	$1.8	12.9%
Total new purchases	**$31.0**	**15.6%**

Please see endnotes in the appendix.

EIC Financial Highlights

Distribution and Expense Coverage

EAGLE POINT INCOME COMPANY

CASH FLOWS FROM PORTFOLIO INVESTMENTS PER SHARE[1,2]

$0.40

vs. $0.49 prior quarter

COMMON DISTRIBUTIONS AND EXPENSES PER SHARE[1,3,4]

$0.44

vs. $0.45 prior quarter

NET INVESTMENT INCOME (NII) PER SHARE[1,5]

$0.73

vs. $0.37 prior quarter

NII IN EXCESS OF/(BELOW) DISTRIBUTIONS PER SHARE[1,4,5]

$0.40

vs. $0.04 prior quarter

PER SHARE SUMMARY[1]

Cash Flow Coverage	Q3 2025	Q4 2025	Q1 2026	Q2 2026	Q3 2026
Cash flows from portfolio investments[2]	$0.67	$0.80	$0.59	$0.49	**$0.40**
Less: common share distributions[4]	($0.39)	($0.39)	($0.33)	($0.33)	**($0.33)**
Less: total expenses[3]	($0.23)	($0.27)	($0.20)	($0.12)	**($0.11)**
Excess/(Deficit)	**$0.05**	**$0.14**	**$0.06**	**$0.04**	**($0.04)**

Net Investment Income Coverage	Q3 2025	Q4 2025	Q1 2026	Q2 2026	Q3 2026
Net investment income (NII)[5]	$0.39	$0.35	$0.36	$0.37	**$0.73**
Less: common share distributions[4]	($0.39)	($0.39)	($0.33)	($0.33)	**($0.33)**
NII in excess of/(below) distributions	**$0.00**	**($0.04)**	**$0.03**	**$0.04**	**$0.40**

Please see endnotes in the appendix.

EIC Financial Highlights

Quarterly Income Summary and Highlights[1]

(Figures below are in thousands, except for per share amounts)

	Q3 2025	Q4 2025	Q1 2026	Q2 2026	Q3 2026
SUMMARY INCOME STATEMENT					
Total Investment Income	16,184	14,500	12,936	12,150	19,921
Total Expenses (Operating Expenses, Interest Expense and Fees)	(6,055)	(6,052)	(4,564)	(3,522)	(3,164)
Net Investment Income	**10,130**	**8,448**	**8,372**	**8,629**	**16,757**
Realized Gain/(Loss) from Investments	(3,336)	(7,714)	(544)	(15,264)	(1,436)
Realized Gain/(Loss) from Foreign Currency Contracts	-	-	-	-	4
Unrealized Gain/(Loss) from Investments, Foreign Currency Contracts and Liabilities at Fair Value	4,232	(15,298)	(29,768)	26,114	(10,662)
Net Realized and Unrealized Gain/(Loss)	**896**	**(23,012)**	**(30,312)**	**10,850**	**(12,094)**
Net Increase/(Decrease) in Net Assets Resulting from Operations	**11,025**	**(14,563)**	**(21,941)**	**19,479**	**4,662**
Distributions Paid and Amortization on Temporary Equity (Perpetual Preferreds)	-	-	-	(7)	(79)
Net Increase/(Decrease) in Net Assets Applicable to Common Shares	**11,025**	**(14,563)**	**(21,941)**	**19,472**	**4,584**
PER SHARE RESULTS AND SHARE COUNT[2]					
Common Share Distributions Paid per Share[3]	($0.39)	($0.39)	($0.33)	($0.33)	($0.33)
Total Expenses and Distributions on Temporary Equity (Perpetual Preferreds)[4]	($0.23)	($0.25)	($0.20)	($0.13)	($0.11)
Total Common Share Distributions, Expenses and Distributions on Temporary Equity	**($0.62)**	**($0.64)**	**($0.53)**	**($0.46)**	**($0.44)**
Cash Flows from Portfolio Investments	**$0.67**	**$0.80**	**$0.59**	**$0.49**	**$0.40**
Net Investment Income	$0.39	$0.35	$0.36	$0.37	$0.73
Realized Gain/(Loss) from Investments	($0.13)	($0.32)	($0.02)	($0.66)	($0.06)
Net Investment Income and Realized Gain/(Loss)	**$0.26**	**$0.03**	**$0.34**	**($0.29)**	**$0.67**
Foreign Currency Contract Realized Gain/(Loss)	-	-	-	-	-
Temporary Equity Distributions Paid and Amortization	-	-	-	($0.00)	($0.00)
Weighted Average of Common Shares for the Quarter	**25,807**	**24,445**	**23,122**	**23,044**	**23,044**
Common Shares Outstanding at End of Quarter	**25,016**	**23,434**	**23,044**	**23,044**	**23,044**

Please see endnotes in the appendix.

EIC Financial Highlights

Quarterly Balance Sheet and Capital Metrics[1]

(Figures below are in thousands, except for per share amounts)

	Q3 2025	Q4 2025	Q1 2026	Q2 2026	Q3 2026
ASSETS					
CLO Debt	348,024	287,388	224,039	187,220	179,434
CLO Equity	137,929	106,159	73,918	60,328	56,797
Portfolio Debt Securities	19,068	26,009	17,650	16,901	26,746
Infrastructure Credit	-	9,036	22,906	43,910	39,115
Regulatory Capital Relief	-	2,724	-	2,048	3,900
ABS / Specialty Finance	-	7,717	11,272	5,538	23,780
Strategic Credit	1,048	25	814	1,588	1,954
Total Investment, at Fair Value	**506,070**	**439,059**	**350,600**	**317,534**	**331,725**
Cash and Cash Equivalents	41,269	5,504	59,754	5,518	4,259
Other Assets	16,068	13,974	13,325	13,798	15,583
Total Assets	**563,407**	**458,536**	**423,679**	**336,850**	**351,567**
LIABILITIES					
Credit Facility	-	-	-	-	(18,960)
Term Preferred Shares	(191,920)	(142,589)	(142,116)	(37,819)	(38,011)
Payables and Other Liabilities	(15,986)	(3,994)	(5,155)	(9,601)	(7,076)
Total Liabilities	**(207,906)**	**(146,583)**	**(147,271)**	**(47,420)**	**(64,047)**
TEMPORARY EQUITY[2]					
Perpetual Preferred Shares	-	-	-	(976)	(2,067)
NET ASSETS OF COMMON SHARES					
Common Shares Outstanding at End of Quarter	25,016	23,434	23,044	23,044	23,044
Net Assets of Common Shares	**355,501**	**311,953**	**276,408**	**288,453**	**285,453**
Net Assets per Common Share	**$14.21**	**$13.31**	**$11.99**	**$12.52**	**$12.39**
CAPITAL METRICS[3]					
Leverage Ratio	35.1%	31.3%	34.0%	12.0%	17.3%
Asset Coverage Ratio - Debt	-	-	-	-	1767%
Asset Coverage Ratio - Preferred Shares	285%	319%	296%	835%	577%
Common Share Market Price (quarter-end)	$13.46	$11.41	$9.44	$10.07	$9.24
% Premium / (Discount)	(5.3%)	(14.3%)	(21.3%)	(19.6%)	(25.4%)

Please see endnotes in the appendix.


EAGLE POINT
INCOME COMPANY

Appendix: CLO Market Overview and Endnotes

Appendix: CLO Market Overview

Senior Secured Loans are the Raw Materials of CLOs

SENIOR AND SECURED LOANS

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds
Low LTV[1]	Senior secured loans often have a loan-to-value ratio of approximately 40-60%
Consistent Returns	Since 1992, the S&P UBS Leveraged Loan Index has had positive returns in 31 out of the last 34 full calendar years[2]

ILLUSTRATIVE UNDERLYING LOAN OBLIGORS IN CLOs[3]

Burger King, asurion, Dell, Hilton Hotels & Resorts, Petco, Albertsons

REPRESENTATIVE COMPANY CAPITAL STRUCTURE

Assets

- Cash
- Receivables
- Inventory
- Property
- Plant
- Equipment
- Brands/Logos
- Intangibles
- Subsidiaries

Liabilities and Equity	% of Capital Structure
Senior Secured Loans First priority pledge of assets	40-60%
Bonds Generally unsecured	10-20%
Equity	30-50%

Reflects general market terms as of the date hereof; actual terms of any loan will vary

AVERAGE RECOVERY RATES (1987 – 2025)[4]


80%
60%
40%
20%
0%
Senior Secured Loans and Revolvers
Senior Secured Bonds
Senior Unsecured Bonds
Senior Subordinated Bonds

Past performance is not indicative of, or a guarantee of, future performance. See risk disclosures and important information on pages 2 and 3. Please see endnotes in the appendix.

Appendix: CLO Market Overview

Leveraged Loan Performance

- From 1992 through 2025, the S&P UBS Leveraged Loan Index generated positive total returns in 31 of the 34 full calendar years
- Following each of the calendar years with negative total returns, the index returns in the following year more than offset the preceding year's losses

S&P UBS LEVERAGED LOAN INDEX ANNUAL TOTAL RETURN[1]



Annualized Return: 5.6%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
6.8%
11.2%
10.3%
8.9%
7.5%
8.3%
5.3%
4.7%
4.9%
2.7%
1.1%
11.0%
5.6%
5.7%
7.3%
1.9%
-28.8%
44.9%
10.0%
1.8%
9.4%
6.2%
2.1%
-0.4%
9.9%
4.2%
1.1%
8.2%
2.8%
5.4%
-1.1%
13.0%
9.1%
5.9%
3.4%
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 YTD

Source: The S&P UBS Leveraged Loan Index as of September 30, 2026; launched January 31, 1992. **Return data reflects senior secured loans, not CLO investments. Past performance is not indicative of, or a guarantee of, future performance.** See risk disclosures and important information on pages 2 and 3. Please see endnotes in the appendix.

Appendix: CLO Market Overview

Diversified Exposure to Corporate Credit through Resilient CLO Structure

ILLUSTRATIVE CLO



CLO Assets
CLO Liabilities and Equity
Senior Secured Loans:
First Lien, Floating Rate, Rated (B on Average), Low LTV (Generally 40-60%), Liquidity, 5-8 Year Maturity
AAA
AA
A
BBB
BB / B
Equity
CLO Debt: Rated AAA through B, Floating Rate, ~12-Year Maturity
Target Investments (CLO Junior Debt and Equity)

CLO EQUITY

- **Diverse and dynamically managed portfolio:** 200-250 senior secured loans in each CLO on average. Ability to reinvest par loan repayments into discounted opportunities
- **Strength of CLO balance sheet:** Long-term (~12-year) committed financing (shorter duration assets), no mark-to-market triggers
- Expected shorter duration high-yielding credit investment with the potential for high quarterly cash distributions
- Potential for mitigants against change in interest rates

The structural features discussed herein are expected to be typical of the asset class, but not all securities will have all structure features (and some may have none). The actual balance sheets of any CLO may vary. Reflects general market and is shown for illustrative purposes. See risk disclosures and important information on pages 2 and 3.

Appendix: CLO Market Overview

The CLO Market is the Largest Source of Capital for the US Senior Secured Loan Market

US LEVERAGED LOANS OUTSTANDING[1]



4% CAGR[3]
Leveraged Loans Outstanding ($bn)
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$1,193
$1,193
$1,341
$1,413
$1,397
$1,418
$1,549
$1,576
2019
2020
2021
2022
2023
2024
2025
2026 YTD

US CLOs OUTSTANDING[2]



CLOs Outstanding ($bn)
CLO Count (#)
10% CAGR[3]
$673
$731
$883
$968
$1,030
$1,088
$1,175
$1,241
2019
2020
2021
2022
2023
2024
2025
2026 YTD

US LEVERAGED LOANS FUND FLOWS[4]



Fund Flows ($bn)
$8.0
$10.8
$19.6
($4.5)
($15.2)
($12.7)
($10.7)
($8.0)
$0.9
$0.5
$4.2
$8.0
($2.7)
$11.9
$9.9
($7.7)
$4.4
($4.9)
($2.8)
$5.1
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026

Reflects Eagle Point's current views based on historical information and Eagle Point's knowledge, discussion with market participants and current market conditions. Eagle Point's opinions are subject to change without notice. **Past performance is not indicative of, or a guarantee of, future performance.** See risk disclosures and important information on pages 2 and 3. Please see endnotes in the appendix.

Appendix: CLO Market Overview

The Spread in the Loan Market Remains Above the Long-Term Average

HISTORICAL LEVERAGED LOAN SPREADS



450 bps
400 bps
350 bps
300 bps
250 bps
200 bps
150 bps
Spread
Long-Term Average
Long-Term Average:
316 bps
247
244
233
229
254
240
238
264
284
287
303
317
286
256
255
258
270
307
352
376
409
386
386
387
391
357
348
359
358
361
369
398
376
342
322
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
YTD

Source: PitchBook LCD. Data as of September 30, 2026.

Past performance is not indicative of, or a guarantee of, future performance. See risk disclosures and important information on pages 2 and 3.

Appendix: CLO Market Overview

Senior Secured Loan Default Rate Remains Below Long-Term Average

TRAILING 12-MONTH DEFAULT RATE



12%
10%
8%
6%
4%
2%
0%
Trailing 12-Month Default Rate
Average Over Period
Average: 2.5%
Trailing 12-month default rate as of September 2026: 0.6%
1999
2002
2005
2008
2011
2014
2017
2020
2023
2026

INSIGHT

Senior secured loans have generally experienced below-average default rates since the financial crisis

Source: PitchBook LCD. As of September 30, 2026. Historical default rates are not necessarily indicative of default rates in future periods. See risk disclosures and important information including *"A Note on Underlying CLO Exposure"* on pages 2 and 3.

Appendix: CLO Market Overview

Loan Market Repayment Rate

Loan repayments provide capital for reinvestment within CLOs, which is especially attractive in times of dislocation

ANNUAL REPAYMENT RATE



Annual Repayment Rate
Average
60%
40%
20%
0%
48.9%
56.4%
48.2%
44.7%
37.3%
8.8%
14.8%
26.9%
40.1%
38.7%
46.9%
27.6%
21.1%
29.6%
38.1%
24.1%
21.7%
18.3%
30.0%
13.6%
17.6%
27.9%
20.7%
20.1%
23.6% Cumulative Repayments
Average: 30.1%
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026 YTD

Source: PitchBook LCD. Data as of September 30, 2026.

Past performance is not indicative of, or a guarantee of, future performance. See risk disclosures and important information on pages 2 and 3.

Appendix: CLO Market Overview

Credit Fundamentals

CREDIT FUNDAMENTALS

Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]


7x
6x
5x
4x
3x
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026 YTD

Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]


6x
5x
4x
3x
2x
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026 YTD

BELOW INVESTMENT GRADE COMPANY PERFORMANCE[2]

Annual Revenue Change (YoY) for Below Investment Grade Companies


30%
20%
10%
0%
-10%
-20%
Q2 2013
Q2 2014
Q2 2015
Q2 2016
Q2 2017
Q2 2018
Q2 2019
Q2 2020
Q2 2021
Q2 2022
Q2 2023
Q2 2024
Q2 2025
Q2 2026

Annual EBITDA Change (YoY) for Below Investment Grade Companies


30%
20%
10%
0%
-10%
-20%
-30%
Q2 2013
Q2 2014
Q2 2015
Q2 2016
Q2 2017
Q2 2018
Q2 2019
Q2 2020
Q2 2021
Q2 2022
Q2 2023
Q2 2024
Q2 2025
Q2 2026

Source: PitchBook LCD. As of June 30, 2026. Please see endnotes in the appendix.

Appendix: CLO Market Overview

Liquidity Considerations

CLO MARKET LIQUIDITY

- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+1 basis



Annual CLO Trading Volume
($bn)
$250
$200
$150
$100
$50
$0
2012: $70.5 / $35.4
2013: $36.6 / $42.7
2014: $32.3 / $47.7
2015: $39.1 / $52.0
2016: $37.8 / $52.2
2017: $42.1 / $26.2
2018: $28.2 / $45.7
2019: $36.1 / $74.8
2020: $50.7 / $133.9
2021: $61.3 / $79.1
2022: $46.9 / $153.5
2023: $40.5 / $159.9
2024: $57.5 / $144.5
2025: $52.3 / $175.3
2026 YTD: $12.6 / $77.8
Non-IG rated
IG rated

Over the last 5 years, average annual non-investment grade trading volume exceeded $50 billion

Source: JP Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. As of June 30, 2026.

Appendix: Endnotes

EAGLE POINT INCOME COMPANY

Page 6 – Company Overview

1. Total capitalization reflects the market capitalization of EIC based on securities outstanding as of September 30, 2026, after giving effect to the full redemption of the Series A Term Preferred Stock, and closing market prices as of September 30, 2026. Total capitalization for periods after September 30, 2026 will vary based on share price performance. Total capitalization also includes the principal value of the Company's 6.00% Series AA Convertible Perpetual Preferred Shares, which are not listed on an exchange.
2. Based on EIC's closing market price of $9.24 per share on September 30, 2026 and frequency and amount of current distributions most recently declared by the Company.
3. Since IPO date July 23, 2019 through September 30, 2026. To date, a portion of common share distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. Not a guarantee of future distributions or yield.
4. Underlying loan obligor data, including the number of unique obligors, concentration of exposure to underlying loan obligors and weighted average remaining CLO reinvestment period, are presented on a look-through basis to CLO investments held by the Company as of September 30, 2026 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2026 and from custody statements and/or other information received from CLO collateral managers and other third-party sources. Information relating to the market price of the underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third-party data sources, period end trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2026, and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company as of September 30, 2026. The Company obtains exposure in underlying senior secured loans indirectly through CLOs. Non-CLO credit portfolio allocation and issuer counts are based on the Company's investments as of September 30, 2026. Portfolio allocations are calculated using the estimated fair value of investments and cash, net of pending trade settlements, remaining capacity on the revolving credit facility and excludes restricted cash.
5. The Company's investments are presented net of participated interests for purposes of this material, which may differ from the presentation used for financial reporting purposes. The Company's investments in certain investment vehicles are categorized based on the underlying assets held by such vehicles.

Page 7 – Our Adviser

1. AUM represents gross assets, inclusive of committed but undrawn capital, managed by Eagle Point and certain of its affiliates, as of September 30, 2026.
2. Professionals and ownership are as of September 30, 2026 and include employees of Eagle Point and certain of its affiliates.
3. Insider capital is as of September 30, 2026 and includes Stone Point Capital LLC and personal investments from employees of Eagle Point and certain of its affiliates.

Page 8 – Our Adviser

1. Statements regarding attractive yields and historically low default rates refer to BB-rated CLO debt. Yield comparison is relative to comparably rated corporate debt. Source: JP Morgan, as of September 30, 2026. Historical default rates reflect an annual default rate of 0.04% for BB-rated CLO debt over the last 30 years. Source: S&P Global CLO Spotlight: US CLO Tranche Defaults as of June 30, 2026; Adviser's analysis of market data over applicable periods. **Past performance is not indicative of, or a guarantee of, future performance.**
2. Eagle Point defines "Portfolio Debt Securities" as primarily debt and preferred equity securities or instruments (including debt and preferred securities which are convertible into common equity) issued by funds and investment vehicles, such as BDCs, registered closed-end investment companies, unregistered private funds, REITs and sponsors of such vehicles, to finance a portion of their underlying investment portfolios.
3. Eagle Point defines "Strategic Credit" investments as a broad range of credit-related investments that the Adviser believes present attractive risk-adjusted returns under then current market conditions. Such investments may include, among other credit-related securities and instruments, (i) high yield, investment grade and distressed corporate bonds, (ii) corporate loans (including, without limitation, senior secured loans, mezzanine loans, revolving loans, delayed draw loans, distressed loans and debtor-in-possession ("DIP") financings), (iii) common stock and other securities or instruments issued by funds and other investment vehicles, (iv) credit-related exchange-traded funds, (v) credit default swaps and other credit derivatives, (vi) commodity-related investments, (vii) securities issued by asset-backed and similar securitization vehicles (including, without limitation, collateralized bond obligations, mortgage-backed securitizations, credit-linked notes and small business loan pool certificates), (viii) equipment loans/leases, (ix) convertible debt (including contingent convertible securities), preferred equity, warrants and rights and (x) derivative instruments on any of the foregoing.

Appendix: Endnotes

EAGLE POINT INCOME COMPANY

Page 9 – Portfolio Allocation

1. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of September 30, 2026. Excludes restricted cash. CLO Equity category includes loan accumulation facilities and other CLO equity related investments. The Company's investments are presented net of participated interests for purposes of this material, which may differ from the presentation used for financial reporting purposes. The Company's investments in certain investment vehicles are categorized based on the underlying assets held by such vehicles.
2. Private credit assets include portfolio debt securities, regulatory capital relief, infrastructure credit, ABS / specialty finance and strategic credit investments. Percentages are based on the estimated total portfolio value as of September 30, 2026.

Page 10 – CLO Portfolio Details

1. The information presented herein is on a look-through basis to CLOs held by the Company as of the period ends noted (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the period ends noted above and from custody statements and/or other information received from CLO collateral managers and other third-party sources. Information relating to the market price of the underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third-party data sources, period end trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of the period ends noted above, and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting periods.
2. The Company obtains exposure to underlying senior secured loans indirectly through CLOs.
3. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO investments.
4. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown.

Page 11 – Proactive Portfolio Management

1. Source: BofA Global Research: "Now you CCC me, now you don't," December 18, 2020.

Page 12 – Securities Outstanding

1. Reflects market price and securities outstanding as of September 30, 2026, after giving effect to the full redemption of the Series A Term Preferred Stock. Series AA Convertible Perpetual Preferred Shares are unlisted and price per share reflects a public offering price.
2. Based on amount and frequency of regular distributions most recently declared by the Company.
3. Based on EIC's closing market price of $9.24 per share on September 30, 2026 and frequency and amount of current distributions most recently declared by the Company.

Page 14 – CLO Debt Overview

1. Source: JP Morgan. As of September 30, 2026.
2. S&P Global CLO Spotlight: US CLO Tranche Defaults as of June 30, 2026; Adviser's analysis of market data over applicable periods.
3. Similar to the senior secured loans that serve as the underlying collateral for CLOs, BB-rated CLO debt is a floating rate security that pays interest based on a 3-month benchmark rate (such as SOFR), plus a spread. As a result, the income generated by the Company's investments in CLO debt will generally increase or decrease in line with changes in SOFR (or another applicable benchmark rate).

Page 15 – CLO Debt Value Proposition

1. Interest rate duration is shown for the Bloomberg US Corporate High Yield Index. The Bloomberg US Corporate High Yield Index measures the USD-denominated, high yield, fixed-rate corporate bond market. You cannot invest directly in an index.

Appendix: Endnotes

Page 17 – CLO BB YTW Above Historical Average

1. CLOIE BB refers to the JP Morgan CLO Index ("CLOIE") BB sub-index. The CLOIE tracks the performance and analytics of floating-rate CLO securities in 2004-present vintages representative of the USD-denominated CLO market, with additional sub-indices divided by ratings. Historical average is calculated over the period shown. You cannot invest directly in an index.

Page 18 – CLO BBs Offer Potential for Lower Credit Expense versus Corporate Bonds

1. S&P Global CLO Spotlight: U.S. Defaults as of April 7, 2026.
2. S&P Global Ratings, Default, Transition, and Recovery: 2025 Annual Global Corporate Default and Rating Transition Study. The data presented shows average 5-year, 10-year and 15-year cumulative default rates, respectively.

Page 19 – CLO BB Stress Analysis

1. Representative CLO based on Eagle Point's internal modeling and base case assumptions regarding the default, recovery, and reinvestment prices and spreads. These assumptions are based on typical market characteristics and specific assumptions are available upon request. Illustrative results are presented solely for informational and explanatory purposes. Such results have certain inherent limitations as they do not represent an actual CLO and therefore may under or over compensate for the impact, if any, of market and issuer specific factors, such as the underlying credit environment. No representation is being made that any CLO investment will achieve these results and actual results may be significantly higher or lower than those shown, including the potential for loss of principal.

Page 21 – Q3 2026 Quarterly Results

1. The information contained herein is unaudited. The information shown is derived from the Company's most recent Annual Report, Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. GAAP weighted average effective yield ("GAAP WAEY") is based on an investment's amortized cost, whereas weighted average expected yield ("WAEY") is based on an investment's fair value as of the applicable period end. Both measures incorporate expected future cash flows and are subject to change from period to period, as disclosed in the Company's financial statements.
3. Fair values presented include interest receivable on investments subject to the effective yield method and may differ from fair values reported in the Company's interim financial statements, semiannual reports and/or annual reports. Fair values are presented net of participated interests.
4. The Company's leverage ratio is calculated based on the aggregate outstanding debt and preferred shares as a percentage of total assets, less current liabilities, and asset coverage ratios for debt and preferred shares are calculated in accordance with the Investment Company Act of 1940, as amended.
5. Purchases exclude proceeds from the refinancing of existing investments previously held in the portfolio, as well as other transactions related to corporate actions. Amounts may differ from those reported in the Company's interim financial statements, semiannual reports and/or annual reports.

Page 22 – Distribution and Expense Coverage

1. The information contained herein is unaudited. The information shown is derived from the Company's most recent Annual Report, Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information and includes information also presented on page 23. Dollar amounts are per common share and are based on a daily weighted average of common shares outstanding for the period.
2. "Cash flows from portfolio investments" generally includes cash interest, distributions and other payments received from the Company's investments, excluding principal proceeds from prepayments, repayments, dispositions and other investment realizations. For certain investments, including the residual tranches of CLO, CFO and ABS, such cash flows may include a return of invested capital and may differ from investment income recognized under the effective yield method.
3. Expenses include operational and administrative expenses, interest expense and distributions on temporary equity but exclude interest expense on participation liabilities. Temporary equity consists of the 6.00% Series AA Convertible Perpetual Preferred Shares.
4. To date, a portion of common share distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. Not a guarantee of future distributions or yield.
5. Net investment income ("NII") per common share is calculated using the weighted average number of common shares outstanding during the period.

Page 23 – Quarterly Income Summary and Highlights

1. The information contained herein is unaudited. The information shown is derived from the Company's most recent Annual Report, Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per common share and are based on a daily weighted average of common shares outstanding for the period.
3. See footnote 4 on page 22.
4. See footnote 3 on page 22.

Appendix: Endnotes

Page 24 – Quarterly Balance Statement and Capital Metrics

1. The information contained herein is unaudited. The information shown is derived from the Company's most recent Annual Report, Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Temporary equity consists of the 6.00% Series AA Convertible Perpetual Preferred Shares.
3. See footnote 4 on page 21.

Page 26 – Senior Secured Loans are the Raw Materials of CLOs

1. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies or by private market multiples and other valuation methodologies in the case of private companies.
2. Source: The S&P UBS Leveraged Loan Index, as of December 31, 2025; launched January 31, 1992. The S&P UBS Leveraged Loan Index tracks the investable universe of the US dollar-denominated leveraged loan market. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the US leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.
3. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of US senior secured loans. Most of such borrowers are not as recognizable to the public as those shown. The third-party logos included are registered trademarks of their respective owners and are used solely for identification or informational purposes. No affiliation with, sponsorship by, or approval from any third-party trademark owner is intended or implied.
4. Source: S&P Default, Transition, and Recovery: US Recovery Study: Supportive Markets Boost Loan Recoveries. Published December 17, 2025. Mean Recovery Rate from 1987 – 2025 (as of September 30, 2025). Senior Loans include first lien, second lien and unsecured term loans. No representation is being made as to the applicability of historical relative recovery rates to future periods. The information shown herein is for background purposes only and is the most recent data available.

Page 27 – Leveraged Loan Performance

1. The S&P UBS Leveraged Loan Index launched January 31, 1992 and tracks the investable universe of the US dollar-denominated leveraged loan market. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the US leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.

Page 29 – CLO Market Overview

1. Source: PitchBook LCD. As of September 30, 2026.
2. Source: LSEG. As of September 30, 2026.
3. Represents compound annual growth rate ("CAGR") for the full calendar years shown.
4. Source: JP Morgan. As of June 30, 2026.

Page 33 – Credit Fundamentals

1. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.
2. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA US Leveraged Loan Index. As of June 30, 2026, this included approximately $186 billion of outstanding loans. The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the US leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.


EAGLE POINT
INCOME COMPANY

Eagle Point Income Company
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointIncome.com

Investor Relations / Prosek Partners
IR@eaglepointcredit.com
(203) 340-8510